SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 18, 2005

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑               Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

SIGNATURES
News Release/Presseinformation

This Report on Form 6-K contains two press releases of Infineon Technologies AG dated July 16, 2005 and July 17, 2005, announcing the resignation of Dr. Andreas von Zitzewitz as Member of the Board of the Company and the acceptance of the resignation by the Company’s Supervisory Board.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: July 18, 2005	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Chairman, President and Chief Executive Officer

By:	/s/ Peter J. Fischl
Peter J. Fischl
Chief Financial Officer

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n

Dr. Andreas von Zitzewitz steps down as Member of the Board of
Infineon Technologies AG

Munich, Germany – July 16, 2005 – Effective immediately, Dr. Andreas von Zitzewitz, is stepping down as Member of the Board of Infineon Technologies AG. He informed today the Chairman of the Supervisory Board, Max Dietrich Kley, about his decision.

Dr. von Zitzewitz is under investigation based on allegations of Udo Schneider, Managing Director of BF Consulting GmbH. This is in context with payments made for contracts regarding motorsport sponsoring. The company immediately terminated all sponsoring engagements in motorsports as far as possible after the departure of the former CEO Dr. Ulrich Schumacher. Infineon Technologies AG is not under investigation and cooperates fully with the authorities.

Dr. von Zitzewitz declared his resignation, to spare the company the burden of the ongoing investigation and to be able to fully concentrate on the expected court case.

“We expect that the Supervisory Board will accept his resignation”, said Dr. Wolfgang Ziebart, CEO and President of Infineon Technologies AG. “We support the authorities in any way we can in their investigation. We are equally interested in a full clearing up of the situation”.

For the Business and Trade Press: INFXX200507.069e

Media Relations Corporate	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Guenter Gaugler	+49 89 234 28481 / 28482	guenter.gaugler@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n

Supervisory Board of Infineon Accepts Resignation of Dr. von Zitzewitz

Munich, July 17, 2005 — Infineon Technologies AG announced today, that its Supervisory Board has accepted the resignation of Dr. Andreas von Zitzewitz.

Dr. von Zitzewitz is under investigation based on severe allegations in context with payments made for contracts regarding motorsport sponsoring. The company immediately terminated all sponsoring engagements in motorsports as far as possible after the departure of the former CEO Dr. Ulrich Schumacher. Infineon Technologies AG is not under investigation and cooperates fully with the authorities.

“We will not comment on pending investigations. In the interest of the company a fast decision was required”, said Max Dietrich Kley, Chairman of the Supervisory Board of Infineon Technologies AG.

Until further notice, Dr. Wolfgang Ziebart, CEO of Infineon Technologies AG, will take over the responsibilities for the memory products business.

For the Business and Trade Press: INFXX200507.070e

Media Relations Corporate	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Guenter Gaugler	+49 89 234 28481 / 28482	guenter.gaugler@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com